CERTIFICATE OF AMENDMENT

OF

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CYALUME TECHNOLOGIES HOLDINGS, INC.

Cyalume Technologies Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.             This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State on December 19, 2008 (the “Certificate of Incorporation”).

2.             The introductory paragraph of Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000, of which 100,000,000 shares shall be common stock, par value $0.001 per share (“Common Stock”), and 1,000,000 shares shall be preferred stock, par value $0.001 per share (“Preferred Stock”).”

3.             Article Sixth of the Certificate of Incorporation is hereby amended by adding the following new paragraphs at the end thereof:

“E.	Except as may be otherwise provided in the applicable Preferred Stock Designation with respect to any series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors.

F.	Notwithstanding any other provision of this fifth amended and restated certificate of incorporation (as amended) or the by-laws of the Corporation and in addition to any affirmative vote of the holders of any particular class or series of stock of the Corporation required by applicable law, this fifth amended and restated certificate of incorporation (as amended), any Preferred Stock Designation, or the by-laws of the Corporation, the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares of the then outstanding voting stock of the Corporation, voting together as a single class, shall be required to amend, repeal or adopt any provisions inconsistent with, paragraphs B or E, or this paragraph F, of this fifth amended and restated certificate of incorporation (as amended).”

4.             This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.             All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Zivi Nedivi, its President and Chief Executive Officer, this 9th day of July, 2013.

By	/s/ Zivi Nedivi
Name:	Zivi Nedivi
Title:	President and Chief Executive Officer